                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: December 28, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                         LIST OF BANCOLOMBIA'S DONATIONS

MEDELLIN, COLOMBIA, DECEMBER 28, 2006

In compliance with Colombian Decree 3139 of 2006, and as duly authorized by the General Shareholders Meeting and the Board of Directors, BANCOLOMBIA S.A. ("BANCOLOMBIA") announces that today it made donations in a total amount of Ps 19,642,813,647.46. BANCOLOMBIA will try to obtain an additional income tax deduction of up to 25% of the amount of such donations in accordance with the terms of Colombian tax regulations currently in effect.

Attached is a detailed list of the donated assets, their commercial value and the name of the beneficiary entities which contribute to social development, protection and welfare, culture, civic-mindedness, charity, health and/or education. BANCOLOMBIA does not have any commercial relations with such beneficiary entities except for those related to the rendering of financial services.

                       ESCUELA DE INGENIEROS DE ANTIOQUIA

          REAL ESTATE LOCATION              REGISTRATION NUMBER       VALUE IN PS
          --------------------            ----------------------   ----------------
CARRERA 32 # 6 SUR 185 APTO
401 GARAJE 2,12,13 Y CUARTO UTIL 4        001-241314/35/24/25/31     209.101.100,00
CALLE 103 B # 63 C 26 Casa
Urbanizacion el Retonal                   01N-5069984                 10.490.094,00
FRACCION  LA AMERICA                      001-735975                 721.942.412,00
CALLE 43 # 115 A 131 LOTE 1 Y 2           001-629534               1.956.403.816,00
CALLE 29 X CARRERA 38 LOTE 104            001-553374               2.311.856.100,00
CALLE 44 B # 48 33 PISO 1                 023-0012762                 18.367.442,00
CALLE 44 B # 48 40 PISO 1                 023-0012744                 18.367.442,00
CARRERA 12 # 45 BB 6 PISO 3               001-718723                  18.462.500,00
CARRERA 52 # 66 02
URBANIZACION EL MIRADOR CASA
PRIMERA PLANTA                            01N-366557                  15.202.080,00
CARRERA 43 # 83 48                        01N-152937                  52.658.000,00
CARRERA 46 # 57 90                        018-36603                   17.600.000,00
CARRERA 47 A # 74 13                      01N-5070130                 17.792.748,00
CARRERA 47 B # 74 26                      01N-5070119                 15.414.100,00
CARRERA 47 A # 74 23 PISO 2               01N-5070127                 16.500.000,00
CARRERA 53 # 66 95 PISO 2                 01N-366502                  24.230.000,00
CALLE 101 D # 63 D 6 CASA 202             001-5105478                 17.292.000,00
CARRERA 47 C # 75 38 PISO 2               01N-5061702                 14.437.500,00
CARRERA 49  # 74 21                       01N-5020793                 18.600.000,00
CARRERA 47 B # 75 37 PRIMER PISO PH URB
MIRADOR V ETAPA                           001N-5061707                16.000.000,00
CARRERA 72 B # 97 13 SEGUNDO PISO         01N-443590                  19.676.000,00
CRA 47 # 75 41 PISO 1                     01N-5064580                 18.063.900,00
CARRERA 47 A # 74 25 PRIMER PISO URB.
EL MIRADOR V ETAPA                        01N-5070124                 17.081.000,00
CARRERA 48 # 75 30 SEGUNDO PISO URB. EL
MIRADOR V ETAPA                           01N-5054803                 17.280.000,00
CARRERA  47 A # 74 11 SEGUNDO PISO URB.
EL MIRADOR V ETAPA                        01N-5070133                 14.700.000,00

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

CARRERA 47 # 75 21 PISO 1 URB. EL
MIRADOR V ETAPA                           01N-5064590                 17.098.300,00
CARRERA 47 A # 74 27 SEGUNDO PISO URB.
EL MIRADOR V ETAPA                        01N-5070125                 18.700.000,00
CARRERA 47A # 75-14 PISO 2 URB. EL
MIRADOR V ETAPA                           01N-5064561                 18.220.000,00
CARRERA 63 DD # 103 DD 30 TIPO A          01N-5127968                 20.740.500,00
CARRERA 49 # 75 27 SEGUNDA PLANTA
URBANIZACION EL MIRADOR                   01N-5033502                 17.023.200,00
CARRERA 47 B  75 24 PISO 1 URB. EL
MIRADOR V ETAPA                           01N-5061667                 16.445.650,00
CARRERA 50 # 66 26 PRIMER PISO
URBANIZACION EL MIRADOR                   01N-366511                  25.000.000,00
CARRERA 63 C # 103 D 62                   01N-5070014                 14.000.000,00
CARRERA # 47 B # 75 43 PISO 2             01N-5061706                 21.000.000,00
BODEGA CALLE 22 No 3-238 Br               384-15453                  919.948.000,00

                            UNIVERSIDAD DE LA SABANA

          REAL ESTATE LOCATION               REGISTRATION NUMBER       VALUE IN PS
          --------------------            ------------------------   --------------
LOTE LINARES VEREDA LAS MER               166-0049754                 23.320.000,00
LOTE 3A3 URB MARAZUL                      040- 292602                173.276.768,35
LOTE 3A2 URB. MARAZUL                     040- 311347                298.924.624,43
LOTE 16 - 0 BLOQUE 21 A Y LOTE 11, 12,
13 BLOQUE 21                              040- 237048                220.742.500,00
LOTE 3B-2C-3 PARQUE ZARAGOC               060-179589                 124.000.000,00
LOCAL 406 CARRERA 8 No 6-19               303-40588                   14.520.000,00
LOTE 2 MZA F URB CANAVERAL                300-252982                 594.035.000,00
LOTE 1 MZA F URB CANAVERAL                300-228313                 628.551.150,00
GRANJAS BELLAVISTA LOTE 2                 300-79068                  150.645.000,00
LOTE 13 ETAPA 1 CONDOMINIO CAMPESTRE
HORIZONTES                                230-86817                   38.000.000,00
CARRERA 48 SUR CALLE 93 KM 3              350 -118953                167.114.790,00
CRA 5 10 38 Parqueos Nos. 1 al 33 y
Ofic.. 2                                  200-185794 al 200-185828   146.046.020,00
Cerritos Lotes 29, 31, 10, 27             373-0057735/37/16/33       254.000.000,00
CARRERA 36 N. 197 130 LOCAL C-5           300-204619                  12.000.000,00
CRA 36 N. 197 130 LOCAL C-22              300-204636                   5.000.000,00

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                       UNIVERSIDAD TECNOLOGICA DE PEREIRA

          REAL ESTATE LOCATION               REGISTRATION NUMBER        VALUE IN PS
          --------------------            -------------------------   --------------
CALLE 19 NORTE # 2N 29 APTO 3702 GARAJE   370-168332 - 370-168201 -
16 Y 17 EDIFICIO LA TORRE DE CALI         370-168202                   58.285.920,00
BODEGA CARRERA 13 No. 14-43               370-0076780                   4.533.853,00
LOTE 12A PARC EL PARAISO                  132-38974                    42.000.000,00
SECTOR III SUPERMZA 4 CIUDA               370-610798                  527.164.472,85
LOTE 1 SECTOR III SUPERMANZANA 5          370-610799                  197.835.527,15
LOTE 1 CRA16BIS N9A 8N                    290-134196                  255.000.000,00
LOTE VILLA HERMOSA ETAPA II               296-26210                    86.000.000,00
FINCA EL TESORO VDA ALTO DE               296-56640,                  352.000.000,00
CLLE. 25  22-19                           100-117577, 100-117609       49.000.000,00
CLLE 25  22-19                            100-117587, 100-140188       57.000.000,00
CALLE 19  10A-16                          100-88416                   130.200.000,00

                     FUNDACION UNIVERSITARIA DEL AREA ANDINA

          REAL ESTATE LOCATION               REGISTRATION NUMBER         VALUE IN PS
          --------------------            -------------------------   ----------------
CALLE 9 # 1 66 LOCALES 1 Y 2 EDIFICIO
YADDY MARCELA                             157-71008, 157-71009          155.410.500,00
HACIENDA LOMA LINDA - 11 PREDIOS          157-11496, 157-36523,
                                          157-83833, 157-83832,
                                          157-8353, 157-57881,
                                          157-13679, 157-13738,
                                          157-13746, 157-48667,
                                          157-36187                      95.821.455,85
LOTE CASERIO DE PONTEZUELA                060-168059                    262.320.000,00
LOTE No 1A TRANSV 73 No 31-               060-200892                    177.422.184,00
LOTE 2 SECTOR LAS CANOAS                  060-0186798                   505.640.520,00
LOTE 7 LOS MANGOS C.SAN MAR               307-41355                      35.000.000,00
CARRERA 16 E # 49 A - 20 Su               50S-40196360                   19.000.000,00
CARRERA 17A Este # 49 A - 31 Su           50S-40253260                   19.500.000,00
CARRERA 16 A Este #49A-35 s               50S-40196380                   19.000.000,00
Diagonal 48 A Sur #15-23 Este             50S-40220079                   19.000.000,00
CALLE 8 CARRERA 10 Lote B1                50N-20270203                  346.607.990,00
CALLE 8 CARRERA 10 Lote B2                50N-20317976                  117.961.182,00
CARRERA 16B Este #48-40 sur               50S-40219948                   19.500.000,00
CARRERA 18 Este #48-50 sur INT            50S-40254084                   19.500.000,00
CALLE 36B sur #10B-35                     50S-40274519                1.908.888.000,00
CARRERA 17 Este #48-31 Sur MzG            50S-40219954                   19.300.000,00
CARRERA 17 Este #49A-21 sur MzL           50S-40219896                   19.500.000,00
Diagonal 49A Sur # 15-03Manzana           50S-40190495                   19.000.000,00
CARRERA 5G #48 I Bis-26 Sur MzC           50S-40310886                   20.757.431,00
CARRERA 5G #48 I - 26 Sur MzC L           50S-40310720                   20.757.431,00
CARRERA 5G #48 I Bis-12 Sur MzC           50S-40310719                   20.757.431,00
CARRERA 5 F NO. 48F-24 SUR APTO 101       50S-40310793                    9.706.001,00
CARRERA 5 F NO. 48F-24 SUR APTO 102       50S-40310794                    9.706.001,00
CARRERA 5 F NO. 48F-24 SUR APTO 201       50S-40310795                    9.706.000,00
CARRERA 5 F NO. 48F-24 SUR APTO 202       50S-40310796                    9.706.000,00

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

CARRERA 5 F NO. 48F-24 SUR APTO 301       50S-40310797                    9.706.000,00
CARRERA 5 F NO. 48F-24 SUR APTO 302       50S-40310798                    9.706.000,00
ZONA DE RESERVA SECCION 2 MANZANA C
LOTE 1                                    50S-40306879                   69.170.844,00
ZONA DE RESERVA SECCION 2 MANZANA A
LOTE 1                                    50S-40306864                    3.432.688,00
ZONA DE RESERVA SECCION 2 MANZANA B
LOTE 1                                    50S-40306876                    3.185.803,00
ZONA DE RESERVA SECCION 2 MANZANA B
LOTE 2                                    50S-40306877                    6.237.467,00
ZONA DE RESERVA SECCION 2 MANZANA B
LOTE 3                                    50S-40306878                    6.388.373,00
ZONA DE RESERVA SECCION 2 MANZANA D
LOTE 1                                    50S-40306883                  117.120.176,00
ZONA DE RESERVA SECCION 2 MANZANA D
LOTE 2                                    50S-40306884                  124.543.502,00
ZONA DE RESERVA SECCION 2 MANZANA D
LOTE 3                                    50S-40306885                  135.069.950,00
ZONA DE RESERVA SECCION 2 MANZANA D
LOTE 4                                    50S-40306886                  139.028.787,00
ZONA DE RESERVA SECCION 2 MANZANA E
LOTE 1                                    50S-40306887                    2.756.789,00
ZONA DE RESERVA SECCION 2 MANZANA E
LOTE 2                                    50S-40306888                    5.413.552,00
ZONA DE RESERVA SECCION 2 MANZANA E
LOTE 3                                    50S-40306889                    5.564.459,00
ZONA DE RESERVA SECCION 2 MANZANA F
LOTE 1                                    50S-40306890                    8.374.441,00
ZONA DE RESERVA SECCION 2 MANZANA F
LOTE 2                                    50S-40306891                    8.374.441,00
ZONA DE RESERVA SECCION 2 MANZANA F
LOTE 3                                    50S-40306892                    4.821.490,00
ZONA DE RESERVA SECCION 2 CALLE 48B
SUR SECCION 1                             50S-40306895                   27.064.870,00
ZONA DE RESERVA SECCION 2 VIA
VEHICULAR DIAGONAL 48 SUR                 50S-40306897                   18.161.968,00
ZONA DE RESERVA SECCION 2 VP- CALLE 48
C sur                                     50S-40306898                    4.500.597,00
ZONA DE RESERVA SECCION 2 VP- CALLE 48
D sur                                     50S-40306900                    4.878.152,00
ZONA DE RESERVA SECCION 2 ZONA VERDE 2    50S-40306903                   23.164.450,00
ZONA DE RESERVA SECCION 2 ZONA DE
RESERVA SECCION 2                         50S-40306905                    3.727.563,00
CARRERA 18 ESTE # 48 -31 SUR              50S-40253210                   25.048.880,00
DIAGONAL 49 SUR # 15-57 ESTE IN           50S-40132659                   17.000.000,00
DIAGONAL 48 SUR # 15D-13 ESTE I           50S-40253184                   18.000.000,00
CARRERA 16 ESTE #48-74 SUR MANZANA E      50S-40196251                   24.376.000,00
ZONA DE RESERVA SECCION 2 ZONA DE
RESERVA SECCION 1                         50S-40306904                    5.800.937,00
DIAGONAL 183 # 43-11 LOCAL A-24           50N-20260835                   22.000.000,00
DIAGONAL 127 A No 17-2 LOCAL 103          50N-1187955 y 50N-1187975     263.197.900,00
DG 127 A # 17-26 LOCAL 104 GJ 24          50N-1187956 50N-11817974      267.100.500,00
Carrera 8  # 13-65  Parq 1202             050C-693845                     7.000.000,00
Carrera 8  # 13-65 Parq 1203              050C-693846                     7.000.000,00
Carrera 8  # 13-65 Parq 1203              050C-693847                     7.000.000,00
Carrera 8  # 13-65 Parq 1203              050C-693848                     7.000.000,00
Carrera 10 # 19-45 of 601                 050C-398443                   107.242.500,00
FINCA LA ESMERALDA VEREDA SANTA           156-59993 Sasaima             226.000.000,61

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                      PARROQUIA MARIA REINA DE LOS ANGELES

          REAL ESTATE LOCATION            REGISTRATION NUMBER   VALUE IN PS
          --------------------            -------------------   -----------
CALLE 60 NUMEROS 41 - 65 -APARTAMENTO
NUMERO 301                                01N-334657              9.021.000
CALLE 60 NUMEROS 41 - 65 -APARTAMENTO
NUMERO 201                                01N-334656              9.909.000
CALLE 60 NUMEROS 41 - 69 -APARTAMENTO
NUMERO 101                                01N-00334655           10.268.000

                               CORPORACION CALIDAD

          REAL ESTATE LOCATION            REGISTRATION NUMBER    VALUE IN PS
          --------------------            -------------------   -------------
CALLE 12 No. 2A-26 INT. 1 A               50S-40268017          20.000.000,00
CALLE 3 NO. 3-32                          50C-1457748           22.582.350,00

                              FUNDACION NINA MARIA

          REAL ESTATE LOCATION            REGISTRATION NUMBER    VALUE IN PS
          --------------------            -------------------   -------------
CARRERA 8A #7C-21 SUR E 1 APTO 204        50S-40305900          19.000.000,00
CARRERA 8A #7C-21 SUR E 1 APTO 402        50S-40305910          18.000.000,00
CALLE 12 # 24-26 APTO  403                50S-40268012          21.000.000,00
CALLE 12 # 2A-26 APTO 403 INT 2           50S-40268036          21.500.000,00
CARRERA 8A NO. 7C-21 SUR APTO 206         50S-40305866          18.804.600,00


Contacts
Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   TEL.: (574) 5108666   Tel.: (574) 5108866